Free Writing Prospectus pursuant to Rule 433 dated January 15, 2026

Registration Statement No. 333-284538

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Market Linked Notes — Auto-callable with Variable Coupon and Principal Return at Maturity

Notes Linked to the Lowest Performing of the Common Stock of Amazon.com, Inc., the Common Stock of NVIDIA Corporation, the Class A Common Stock of Alphabet Inc. and the Common Stock of Broadcom Inc. due January 31, 2031

Summary of Terms
Company (Issuer) and Guarantor:	GS Finance Corp. (issuer) and The Goldman Sachs Group, Inc. (guarantor)	CUSIP:	40058WWK8
Market Measures (each referred to as an “underlying stock,” and collectively as the “underlying stocks”):

the common stock of Amazon.com, Inc. (current Bloomberg ticker: “AMZN UW”), the common stock of NVIDIA Corporation (current Bloomberg ticker: “NVDA UW”), the Class A common stock of Alphabet Inc. (current Bloomberg ticker: “GOOGL UW”) and the common stock of Broadcom Inc. (current Bloomberg ticker: “AVGO UW”)

		Tax consequences:	See “Supplemental Discussion of U.S. Federal Income Tax Considerations” in the accompanying preliminary pricing supplement
Underwriting discount:

up to 3.325% of the face amount*; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the notes. WFS will receive the underwriting discount of up to 3.325% of the aggregate face amount of the notes sold. The agent may resell the notes to Wells Fargo Advisors (“WFA”) at the original issue price of the notes less a concession of 2.00% of the aggregate face amount of the notes. In addition to the selling concession received by WFA, WFS advises that WFA may also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a note WFA sells.

Pricing date:	expected to be January 28, 2026
Issue date:	expected to be February 2, 2026
Final calculation day:	expected to be January 28, 2031
Stated maturity date:	expected to be January 31, 2031
Starting price:	with respect to an underlying stock, the stock closing price of such underlying stock on the pricing date
Performance factor:	with respect to an underlying stock on any calculation day, its stock closing price on such calculation day divided by its starting price (expressed as a percentage)
Lowest performing underlying stock:	for any calculation day, the underlying stock with the lowest performance factor on that calculation day

* In addition, in respect of certain notes sold in this offering, GS&Co. may pay a fee of up to 0.30% of the aggregate face amount of the notes sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.

Any return on the notes will be limited to the sum of your coupon payments. You will not participate in any appreciation of any underlying stock.

You should read the accompanying preliminary pricing supplement dated January 14, 2026, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

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Preliminary pricing supplement dated January 14, 2026
●
WFS product supplement no. 8 dated October 20, 2025
●
Prospectus supplement dated February 14, 2025
●
Prospectus dated February 14, 2025

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $885 and $915 per $1,000 face amount. See the accompanying preliminary pricing supplement for a further discussion of the estimated value of your notes.

Automatic call:

if the stock closing price of the lowest performing underlying stock on any call date is greater than or equal to its starting price, the notes will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per note in U.S. dollars equal to the face amount plus a final coupon payment. The notes will not be subject to automatic call until the January 2027 calculation day.

Coupon payment:

 subject to the automatic call, on each coupon payment date, for each $1,000 of the outstanding face amount, you will receive a coupon payment equal to:

•
if the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price, the higher coupon amount; or
•
if the stock closing price of the lowest performing underlying stock on the related calculation day is less than its coupon threshold price, the lower coupon amount

Higher coupon amount:	at least $7.083 (equivalent to a higher coupon rate of at least approximately 8.5% per annum) (set on the pricing date)
Lower coupon amount:	$0.209 (equivalent to a lower coupon rate of approximately 0.25% per annum)
Coupon threshold price:	with respect to an underlying stock, 80% of its starting price
Call dates:	monthly; the calculation days commencing in January 2027 and ending in December 2030, inclusive
Call settlement date:	the coupon payment date immediately following the applicable call date
Calculation days:	monthly, on the 28th day of each month, commencing February 2026 and ending December 2030, and the final calculation day
Coupon payment dates:	monthly, on the third business day following each calculation day; provided that the coupon payment date with respect to the final calculation day will be the stated maturity date
Maturity payment amount (for each $1,000 face amount of your notes):

If the notes are not automatically called prior to the stated maturity date, you will be entitled to receive on the stated maturity date a cash payment per note in U.S. dollars equal to the maturity payment amount (in addition to the final coupon payment). The “maturity payment amount” per note will equal $1,000.

The notes have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary pricing supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying stocks, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement if you so request by calling (212) 357-4612.

Risk Factors

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying WFS product supplement no. 8, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of risk factors discussed in the accompanying preliminary pricing supplement (but not those discussed in the accompanying WFS product supplement no. 8, accompanying prospectus supplement and accompanying prospectus). In addition to the below, you should read in full “Selected Risk Considerations” in the accompanying preliminary pricing supplement, “Risk Factors” in the accompanying WFS product supplement no. 8, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪
The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Offering Price Of Your Notes
▪
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
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You May Receive Only the Lower Coupon Amount on Each Coupon Payment Date
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Because the Notes Are Linked to the Performance of the Lowest Performing Underlying Stock, You Have a Greater Risk of Receiving the Lower Coupon Amount Than If the Notes Were Linked to Just One Underlying Stock
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Higher Coupons and/or a Lower Coupon Threshold Price May Reflect Greater Expected Volatility of the Underlying Stocks, and Greater Expected Volatility Generally Indicates An Increased Risk of Declines in the Prices of the Underlying Stocks
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Your Notes Are Subject to Automatic Redemption
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The Coupon Does Not Reflect the Actual Performance of the Underlying Stocks from the Pricing

Date to Any Calculation Day or from Calculation Day to Calculation Day

▪
The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
▪
We Will Not Hold Shares of the Underlying Stock for Your Benefit
▪
You Have No Shareholder Rights or Rights to Receive Any Underlying Stock

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans
▪
The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes
▪
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying stocks, the terms of the notes and certain risks.